UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of November 2009

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on November 11, 2009: Jacada Reports Third Quarter 2009 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ ROBERT C. ALDWORTH
		Name:	Robert C. Aldworth
		Title:	Chief Financial Officer

Dated:	November 12, 2009

Jacada Reports Third Quarter 2009 Results

ATLANTA--(BUSINESS WIRE)--November 11, 2009--Jacada Ltd. (Nasdaq: JCDA), a leading provider of customer service productivity optimization solutions, today reported financial results for the third quarter and nine month period ended September 30, 2009.

Third Quarter 2009 Highlights

  Signed an agreement with Permanent General, a leading auto insurance provider based in Nashville, Tenn.
  Signed an agreement with its first European utilities customer - E.ON Sweden. E.ON Sweden is part of the E.ON group, the world's largest investor-owned power and gas company.
  Began a strategic partnership with Wipro, a global leader in product engineering and support services, to deliver the initial design for a major international electricity and gas provider, which ultimately progressed into a material agreement that was announced in the fourth quarter.

Financial Results

For the third quarter of 2009, total revenues were $3.9 million compared to $5.9 million in the third quarter of 2008, a decrease of 34%, primarily due to the challenging global economy and continued uncertainty in the business environment.

Total gross profit for the 2009 third quarter was $1.4 million or 37% of total revenues compared to $2.3 million and 39% in the 2008 third quarter.

The third quarter net loss was $2.0 million or ($0.12) per share. This is compared to a net loss of $2.6 million or ($0.13) per share in the third quarter of 2008.

For the nine month period ending on September 30, 2009 total revenues were $10.9 million compared to $18.4 million in the same period in 2008. The reduction in revenues in the three and nine month periods are directly related to global business conditions and a decline in new business during 2008. However, new business has begun to improve in recent quarters and backlog at the end of the third quarter grew to $8.6 million, up from $6.6 million at December 31, 2008.

Gross profit for nine month period ended September 30, 2009 was $3.1 million or 28% of total revenues compared to $9.2 million or 50% of total revenues for the 2008 period.

During the nine month period ending September 30, 2009, the Company incurred a net loss of $6.9 million or ($0.42) per share. In the comparable 2008 period, the Company posted net income of $15.9 million or $0.78 per share. The 2008 net income included $19.9 million or $0.98 per share in income, net of taxes, from discontinued operations, which was generated in the form of a capital gain from the sale of the Company's legacy business during the 2008 first quarter.

At the end of the 2009 third quarter, cash and investments were $26.1 million compared to $33.1 million at year end 2008.

“We’ve seen increased activity in our pipeline; customer adoption is accelerating; the backlog continues to grow; revenues have begun to improve compared to our revenue for the second quarter of 2009 and losses have begun to decline,” said Tom Clear, chief executive officer for Jacada. “While the business and economic climate of 2009 is challenging, Jacada continues to make progress towards our objectives of improving the fundamentals of our business and better aligning our products and services with the solution needs of our customers.”

Conference Call Details

To participate in the teleconference, please call toll-free 888.680.0893, or 617.213.4859 for international callers, and provide passcode 54170464 approximately 10 minutes prior to the start time. Interested parties may pre-register for the teleconference via this URL: https://www.theconferencingservice.com/prereg/key.process?key=PGQ6D9UUW. A (live audio) webcast will also be available over the Internet at www.jacada.com (under "About Us" then "Investors") or www.earnings.com.

A replay of the teleconference will be available for three days beginning at 12:30 p.m. ET on November 11, 2009. To access the replay, dial toll-free 888-286-8010, or for international callers 617-801-6888, and provide passcode 10445295.

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent desktop, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

Forward Looking Statement

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	Unaudited
Revenues:
Software licenses	$55	$1,490	$692	$6,372
Services	3,327	3,866	8,431	10,424
Maintenance	492	554	1,792	1,644

Total revenues	3,874	5,910	10,915	18,440

Cost of revenues:
Software licenses	27	233	174	467
Services	2,253	3,108	7,119	8,063
Maintenance	174	243	520	669

Total cost of revenues	2,454	3,584	7,813	9,199

Gross profit	1,420	2,326	3,102	9,241

Operating expenses:
Research and development	859	1,275	2,693	3,708
Sales and marketing	1,273	2,391	4,430	7,179
General and administrative	1,388	1,426	3,542	4,012

Total operating expenses	3,520	5,092	10,665	14,899

Operating loss	(2,100)	(2,766)	(7,563)	(5,658)
Financial income, net	44	197	669	1,023

Loss from continuing operations before taxes	(2,056)	(2,569)	(6,894)	(4,635)
Tax (expense) benefit	19	292	(19)	639

Net loss from continuing operations	(2,037)	(2,277)	(6,913)	(3,996)
Income (loss) from discontinued operations, net of taxes	-	(315)	-	19,858

Net income (loss)	$(2,037)	$(2,592)	$(6,913)	$15,862

Basic and diluted net earnings (loss) per share:
From continuing operations	$(0.12)	$(0.11)	$(0.42)	$(0.20)
From discontinued operations	-	$(0.02)	$-	$0.98
Basic and diluted net earnings (loss) per share	$(0.12)	$(0.13)	$(0.42)	$0.78

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	16,569,721	19,687,459	16,562,959	20,313,411

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2009	2008
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)	$18,265	$11,059
Short term deposits *)	1,889	-
Marketable securities *)	4,060	8,915
Trade receivables	4,526	4,713
Restricted cash held by trustee *)	-	2,640
Restricted cash *)	557	559
Other current assets	1,609	2,022
Assets of discontinued operations	-	64

Total current assets	30,906	29,972
LONG-TERM INVESTMENTS:
Marketable securities *)	1,300	9,896
Severance pay fund	387	586

Total long-term investments	1,687	10,482

PROPERTY AND EQUIPMENT, NET	1,066	1,266

GOODWILL	3,096	3,096

Total assets	$36,755	$44,816

*) Total Cash and Investments including restricted cash	$26,071	$33,069

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,225	$1,245
Deferred revenues	833	1,006
Accrued expenses and other liabilities	2,317	3,096
Liabilities of discontinued operations	1,051	1,363

Total current liabilities	5,426	6,710

LONG-TERM LIABILITIES:
Accrued severance pay	679	1,120
Other long-term liabilities	143	185

Total long-term liabilities	822	1,305

SHAREHOLDERS' EQUITY:
Share capital	60	60
Additional paid-in capital	75,556	75,173
Treasury shares at cost	(17,863)	(17,863)
Accumulated other comprehensive profit	396	160
Accumulated deficit	(27,642)	(20,729)

Total shareholders' equity	30,507	36,801

Total liabilities and shareholders' equity	$36,755	$44,816

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	Unaudited

Cash flows from operating activities:

Net Income (loss)	$(2,037)	$(2,592)	$(6,913)	$15,862
Less: Net (income) loss from discontinued operations, net of taxes	-	315	-	(19,858)

Net loss from continuing operations	(2,037)	(2,277)	(6,913)	(3,996)

Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation and amortization	130	148	442	459
Stock-based compensation related to options granted to employees and directors	219	280	558	771
Stock-based compensation related to options granted to non-employees	1	2	10	7
Accrued interest and amortization of premium on marketable securities	(16)	254	105	131
Loss (gain) from sales of marketable securities	-	6	(353)	(91)
Increase (decrease) in accrued severance pay, net	(20)	(57)	(242)	14
Decrease (increase) in trade receivables, net	(2,123)	(627)	187	(189)
Decrease (increase) in other current assets	(397)	(101)	705	(275)
Increase (decrease) in trade payables	410	(151)	(20)	50
Increase (decrease) in deferred revenues	(228)	7	(173)	(506)
Decrease in accrued expenses and other liabilities	(149)	(111)	(1,195)	(119)
Increase (decrease) in other long-term liabilities	(20)	203	(42)	203
Other	-	3	-	3

Net cash used in operating activities from continuing operations	(4,230)	(2,421)	(6,931)	(3,538)
Net cash used in operating activities from discontinued operations	(18)	(312)	(248)	(242)

Net cash used in operating activities	(4,248)	(2,733)	(7,179)	(3,780)

Cash flows from investing activities:

Investment in available-for-sale marketable securities	-	-	(5,913)	(25,416)
Proceeds from sale and redemption of available-for-sale marketable securities	1,262	11,526	19,541	30,189
Short term deposits, net	(5)	-	(1,889)	-
Decrease in restricted cash held by trustee	2,655	-	2,642	-
Purchase of property and equipment	(50)	(380)	(244)	(871)

Net cash provided by investing activities from continuing operations	3,862	11,146	14,137	3,902
Proceeds from sale of discontinued operations, net	-	-	-	22,105

Net cash provided by investing activities	3,862	11,146	14,137	26,007

Cash flows from financing activities:

Purchase of treasury shares	-	(16,416)	-	(17,862)
Proceeds from exercise of stock options	6	133	65	722

Net cash provided by (used in) financing activities from continuing operations	6	(16,283)	65	(17,140)

Effect of exchange rate changes on cash	17	-	183	-

Increase (decrease) in cash and cash equivalents	(363)	(7,870)	7,206	5,087
Cash and cash equivalents at the beginning of the period	18,628	18,917	11,059	5,960

Cash and cash equivalents at the end of the period	$18,265	$11,047	$18,265	$11,047

CONTACT:
Jacada
Bob Aldworth, 770-776-2267
Chief Financial Officer
BAldworth@jacada.com
or
Hayden IR
Peter Seltzberg, 646-415-8972
peter@haydenir.com